07008489

PBB 1/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PETERS & CO. EQUITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 BANKERS HALL WEST 888 THIRD STREET SW
(No. and Street)

CALGARY, (City) ALBERTA, CANADA (State) T29 5C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY A. BENSON, CA (403) 261-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 ERNST & YOUNG TOWER 440 – 2ND AVENUE SW CALGARY, ALBERTA, CANADA T2P 5E9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 1/17

OATH OR AFFIRMATION

I, MICHAEL J. TIMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERS & CO. EQUITIES INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Title

Notary Public CHRISTOPHER W. NIXON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assurance and Advisory Business Services

Financial Statements and Supplemental Information

Peters & Co. Equities Inc.

September 30, 2007 and 2006

Ernst & Young

Quality In Everything We Do

Ernst & Young LLP

REPORT OF INDEPENDENT AUDITORS

To the Directors and Stockholder of
Peters & Co. Equities Inc.

We have audited the accompanying statements of financial condition of **Peters & Co. Equities Inc.** as at September 30, 2007 and 2006 and the related statements of income, changes in stockholder's equity, changes in subordinated loans and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peters & Co. Equities Inc. at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Ernst & Young LLP

Calgary, Canada
November 23, 2007

Chartered Accountants

Peters & Co. Equities Inc.

STATEMENTS OF FINANCIAL CONDITION

All figures presented in United States Dollars

As at September 30

	2007 $	2006 $
ASSETS		
Current		
Cash and cash equivalents *[note 3]*	**1,592,990**	1,585,986
Accounts receivable		
Broker *[note 4]*	**—**	2,085,241
Other	**72,002**	25,709
Total current assets	**1,664,992**	3,696,936
Other		
Deferred income taxes *[note 5]*	**5,992**	6,884
Total other assets	**5,992**	6,884
	1,670,984	3,703,820
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable		
Clients	**—**	2,077,965
Due to Peters & Co. Limited *[note 4]*	**203,850**	146,229
Trade	**25,850**	23,439
Total current liabilities	**229,700**	2,247,633
Subordinated loans *[note 6]*	**1,200,000**	1,200,000
Stockholder's equity		
Capital stock *[note 7]*	**200,000**	200,000
Retained earnings	**41,284**	56,187
Total stockholder's equity	**241,284**	256,187
	1,670,984	3,703,820

See accompanying notes

On behalf of the Board:

Director Director

STATEMENTS OF INCOME

All figures presented in United States Dollars

For the years ended September 30

	2007 $	2006 $
REVENUE		
Commissions	**3,290,988**	3,540,316
Research revenue	**145,206**	87,625
Interest and other *[note 3]*	**106,032**	30,300
Foreign exchange gain	**(420)**	29,196
	3,541,806	3,687,437
EXPENSES		
Management fees *[note 4]*	**3,358,193**	3,539,634
Clearing and processing	**18,824**	17,846
Operating and overhead	**58,800**	64,081
Interest *[note 6]*	**120,000**	62,959
	3,555,817	3,684,520
(Loss) income before income taxes	**(14,011)**	2,917
Income taxes *[note 5]*	**892**	1,426
Net (loss) income for the year	**(14,903)**	1,491

See accompanying notes

Peters & Co. Equities Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

All figures presented in United States Dollars

For the years ended September 30

	2007 $	2006 $
CAPITAL STOCK		
Balance, beginning of year	**200,000**	200,000
Additions during the year	**—**	—
Balance, end of year	**200,000**	200,000
RETAINED EARNINGS		
Balance, beginning of year	**56,187**	54,696
Net (loss) income for the year	**(14,903)**	1,491
Balance, end of year	**41,284**	56,187
Total stockholder's equity	**241,284**	256,187

See accompanying notes

Peters & Co. Equities Inc.

STATEMENTS OF CHANGES IN SUBORDINATED LOANS

All figures presented in United States Dollars

For the years ended September 30

	2007 $	2006 $
Balance, beginning of year	**1,200,000**	600,000
Additions during the year	—	600,000
Balance, end of year	**1,200,000**	1,200,000

See accompanying notes

STATEMENTS OF CASH FLOWS

All figures presented in United States Dollars

For the years ended September 30

	2007 $	2006 $
OPERATING ACTIVITIES		
Net (loss) income for the year	(14,903)	1,491
Add items not requiring an outlay of cash		
Decrease in deferred income tax asset	892	1,426
Net change in non-cash working capital		
Decrease in accounts receivable - broker	2,085,241	481,332
(Increase) decrease in accounts receivable - other	(46,293)	22,731
Decrease in accounts payable - clients	(2,077,965)	(485,896)
Increase in due to Peters & Co. Limited	57,621	63,146
Increase in accounts payable - trade	2,411	5,189
Net cash provided by operating activities	7,004	89,419
FINANCING ACTIVITIES		
Increase in subordinated loans	—	600,000
Net cash provided by financing activities	—	600,000
Net increase in cash and cash equivalents	7,004	689,419
Cash and cash equivalents, beginning of year	1,585,986	896,567
Cash and cash equivalents, end of year	1,592,990	1,585,986

Net cash provided by operating activities includes interest paid during the year of $120,000 (2006 – $62,959) and income taxes paid of $NIL (2006 – $NIL).

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

All figures presented in United States Dollars

September 30, 2007 and 2006

1. BACKGROUND

Peters & Co. Equities Inc. (the "Company"), incorporated under the *Business Corporations Act (Alberta)* and a wholly owned subsidiary of Peters & Co. Limited ("Limited"), commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA", formerly the National Association of Securities Dealers, Inc.) and is a member of the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US"). Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amount of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a settlement date basis. There would be no material differences in net income or net capital for regulatory purposes if the Company followed the trade date basis of accounting.

Research revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Foreign currency translation

The United States dollar is the functional currency for the Company's operations. Assets and liabilities denominated in Canadian currency are translated into United States dollars at the rate of exchange in effect at year end. Revenue and expense items are translated at average rates during the year. The resulting gains and losses are included in income.

NOTES TO FINANCIAL STATEMENTS

All figures presented in United States Dollars

September 30, 2007 and 2006

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, and subordinated loans.

Income taxes

The Company records its provision for income taxes using the liability method. Under this method deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is both a Canadian dollar short term deposit and a US dollar short term deposit. The Canadian dollar short term deposit is in the amount of $240,000 (2006 – $760,000) with an interest rate of 4.58 percent per annum (2006 – 4.10 percent per annum) and a maturity of October 25, 2007 (2006 – October 25, 2006). The US dollar short term deposit is in the amount of $1,230,000 (2006 – $nil) with an interest rate of 5.05 percent per annum and a maturity of October 25, 2007. These short term deposits are held with a Canadian chartered bank.

The Company has Canadian and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2007 the Canadian prime rate was 6.25 percent per annum (2006 – 6.00 percent per annum) and the US prime rate was 7.75 percent per annum (2006 – 8.25 percent per annum).

4. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable/payable broker represent the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The intercompany balance arising from these transactions is recorded as Due from/to Peters & Co. Limited.

NOTES TO FINANCIAL STATEMENTS

All figures presented in United States Dollars

September 30, 2007 and 2006

The inter-company balances are due on demand and do not bear interest.

5. INCOME TAXES

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 32.12 percent (2006 – 32.87 percent) due mainly to differences in trade date and settlement date reporting and the related foreign exchange translation amounts included in income for tax purposes.

6. SUBORDINATED LOANS

The Company has received three subordinated loans totalling $1,200,000 US from its parent. These loans have been approved by FINRA and are thus available in computing net capital. These subordinated loans bear interest at ten percent per annum. Two of the subordinated loans totalling $600,000 US are repayable on November 30, 2008, and the third subordinated loan in the amount of $600,000 US is repayable on November 30, 2009. Interest paid during the year totalled $120,000 (2006 – $62,959). To the extent these loans are required for net capital, they may not be repaid.

7. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2007 $	2006 $
Authorized:		
Unlimited common shares without nominal or par value.		
Issued and outstanding:		
200,000 common shares	**200,000**	200,000
	200,000	200,000

NOTES TO FINANCIAL STATEMENTS

All figures presented in United States Dollars

September 30, 2007 and 2006

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the US Securities and Exchange Commission (the "SEC"). The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 and 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2007, the Company had net capital equal to $1,346,348 (2006 – $1,378,252) which exceeded its requirement by $1,246,348 (2006 – $1,228,410) (Schedule 1).

9. ADDITIONAL INFORMATION

In addition to these financial statements, an audited statement of financial condition has been prepared and is available for inspection either at the offices of the Company, at 3900, 888 Third Street SW, Calgary, Alberta, Canada, or at the offices of the SEC.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

All figures presented in United States Dollars

September 30, 2007 and 2006

	2007 $	2006 $
Total stockholder's equity	**241,284**	256,187
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**1,200,000**	1,200,000
Less: Total non-allowable assets *[note 1]*	**(77,994)**	(32,593)
Less: Aged fail-to-delivers	—	—
Net capital before haircuts on securities positions	**1,363,290**	1,423,594
Less: Total haircuts	**(16,942)**	(45,342)
Net capital	**1,346,348**	1,378,252
Net capital requirement	**100,000**	149,842
Excess net capital	**1,246,348**	1,228,410

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited September 30, 2007 Part II FOCUS Filing.

NOTE 1: NON-ALLOWABLE ASSETS

	2007 $	2006 $
Goods and services tax receivable and other	**72,002**	25,709
Deferred income taxes	**5,992**	6,884
Total non-allowable assets	**77,994**	32,593

STATEMENT REGARDING SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

END